December 18, 2007

Mr. James P. Doyle
Chief Financial Officer
McIntosh Bancshares, Inc.
210 South Oak Street
Jackson, Georgia 30233

Re:

Form 10-KSB for the Fiscal Year Ended December 31, 2006
File No. 0-49766

Dear Mr. Doyle:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Sharon M. Blume
Reviewing Accountant